Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD. PRESENTS RESULTS
FOR THE FIRST QUARTER 2011

Revenues of $40.4 million (+15% YoY) and Record EPS of $0.31 (+35% YoY)

AZOUR, Israel – May 17, 2011 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the first quarter ended March 31, 2011.

Highlights of the First quarter
•	A 40 thousand year-over-year increase in net subscribers to a record of 615 thousand as of March 31, 2011;
•	Gross margin at 49.3% and operating margin at 21.8%;
•	EBITDA of $13.4 million or 33.1% of revenues;
•	Generated $10.1 million in operating cash flow; ended the quarter with $66.1 million in net cash (including marketable securities and deposits for short and long term);

First quarter 2011 Results
Revenues for the first quarter of 2011 reached $40.4 million, representing 15% growth over revenues of $35.0 million in the first quarter of 2010. 75% of revenues were from location based service subscription fees and 25% from product revenues.

Revenues from subscription fees grew by 16% over the same period last year. The increase in subscription fees was mainly due to the increase in the subscriber base, which grew to 615,000 as of March 31, 2011, as compared with 575,000 at the end of March 31, 2010. Product revenues grew 15% compared with the same period last year. This increase was driven primarily by the increased sales of products in Israel.

Gross profit for the first quarter of 2011 was $19.9 million (49.3% of revenues), an increase of 22% compared with $17.2 million (49.1% of revenues) in the first quarter of last year. The increase is mainly due to the relative higher proportion of subscription fees in the revenue mix in the quarter.

Operating profit for the first quarter of 2011 was $8.8 million (21.8% of revenues), an increase of 21% compared with an operating profit of $7.3 million (20.8% of revenues) in the first quarter of 2010.

EBITDA for the quarter was $13.4 million (33.1% of revenues), an increase of 22% compared to an EBITDA of $10.9 million (31.2% of revenues) in the first quarter of 2010.

Financial income in the first quarter of 2011 was $0.2 million compared with a financial expense of $0.1 million in the first quarter of 2010.

Net profit was US$6.5 million in the first quarter of 2011 (16.0% of revenues), compared with a net profit of US$4.8 million (13.7% of revenues), as reported in the first quarter of 2010. Fully diluted EPS in the first quarter of 2011 was US$0.31, compared with fully diluted EPS of US$0.23 in the first quarter of 2010.

Cash flow from operations during the quarter was $10.1 million.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

As of March 31, 2011, the Company had net cash, including marketable securities and deposits for short and long term, of $66.1 million or $3.15 per share. This is compared with US$60.9 million or $2.90 per share as at December 31, 2010.

Eyal Sheratzky, Co-CEO of Ituran said, “The first quarter is a good start to 2011 and our results of the quarter are a strong demonstration of the operating leverage which is inherent to our business. We continued to grow our subscriber base in all our regions. We continue to expect to show double-digit revenue growth in 2011 over 2010.”

Conference Call Information

The Company will also be hosting a conference call later today, May 17, 2011 at 9am ET. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 281 1167
ISRAEL Dial-in Number: 03 918 0644
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0644

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran's website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 615,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft & Kenny Green ituran@ccgisrael.com CCG Investor Relations (US) +1 646 201 9246

* Financial Tables to Follow **

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements
As of March 31, 2011

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements
As of March 31, 2011

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
	March 31,	December 31,
(in thousands)	2011	2010

Current assets
Cash and cash equivalents	52,402	46,674
Deposit in escrow	4,641	5,238
Investments in trading marketable securities	1,550	1,509
Accounts receivable (net of allowance for doubtful accounts)	33,424	31,161
Other current assets	13,821	10,848
Inventories	7,840	8,501
	113,678	103,931
Long-term investments and other assets
Deposit in escrow	7,864	7,858
Investments in affiliated company	230	220
Investments in other companies	86	86
Other assets	2,692	3,256
Loan to former employee	558	558
Deferred income taxes	5,345	4,934
Funds in respect of employee rights upon retirement	4,702	4,498
	21,477	21,410

Property and equipment, net	49,217	47,049

Intangible assets, net	4,256	4,402

Goodwill	10,238	10,079

Total assets	198,866	186,871

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM BALANCE SHEETS

	March 31,	December 31,
(in thousands)	2011	2010

Current liabilities
Credit from banking institutions	91	98
Accounts payable	13,177	13,087
Deferred revenues	7,515	6,714
Other current liabilities	19,676	18,229
	40,459	38,128
Long-term liabilities
Long term loans	226	233
Liability for employee rights upon retirement	6,752	6,472
Provision for contingencies	5,176	5,324
Deferred revenues	1,357	873
Deferred income taxes	1,015	1,046
	14,526	13,948

Capital Notes	5,894	5,894

Equity

Stockholders' equity	133,202	124,509
Non –controlling interest	4,785	4,392
Total equity	137,987	128,901

Total liabilities and equity	198,866	186,871

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF INCOME

	Three months period ended March 31 ,
(in thousands except per share data)	2011	2010

Revenues:
Location-based services	30,338	26,247
Wireless communications products	10,051	8,746
	40,389	34,993
Cost of revenues:
Location-based services	12,211	10,160
Wireless communications products	8,279	7,663
	20,490	17,823

Gross profit	19,899	17,170
Research and development expenses	139	106
Selling and marketing expenses	1,878	2,217
General and administrative expenses	9,064	7,574
Other expenses, net	-	3
Operating income	8,818	7,270
Other expenses	-	(64)
Financing income ( expenses ) , net	239	(127)
Income before taxes on income	9,057	7,079
Income tax	(2,282)	(1,929)
Share in gains of affiliated companies, net	-	12
Net income for the period	6,775	5,162
Less: net income attributable to non-controlling interest	(297)	(362)
Net income attributable to company stockholders	6,478	4,800

Earnings per share attributable to company stockholders:
Basic	0.31	0.23

Diluted	0.31	0.23

Weighted average number of shares outstanding (in thousands):
Basic	20,968	20,968

Diluted	20,977	20,977

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	US dollars
	Three months period ended March 31 ,
(in thousands)	2011	2010
Cash flows from operating activities
Net income for the period	6,775	5,162
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and impairment of goodwill	4,554	3,723
Exchange differences on principal of deposit and loans, net	255	225
Gains in respect of trading marketable securities	(12)	(14)
Increase in liability for employee rights upon retirement	154	166
Share in gains of affiliated companies, net	-	(12)
Deferred income taxes	(374)	174
Capital loses on sale of property and equipment, net	-	3
Increase in accounts receivable	(1,654)	(1,905)
Increase in other current assets	(2,270)	(710)
Decrease in inventories	816	658
Increase (decrease) in accounts payable	(166)	247
Increase in deferred revenues	1,137	33
Increase (decrease) in other current liabilities and provision for contingencies	837	(225)
Net cash provided by operating activities	10,052	7,525
Cash flows from investing activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(116)	(117)
Capital expenditures	(5,615)	(5,253)
Deposit in escrow	603	-
Deposit	144	(5)
Proceeds from sale of property and equipment	20	265
Investment in trading marketable securities	-	(1,326)
Sale of trading marketable securities	-	4,214
Net cash provided by investment activities	(4,964)	(2,222)

Cash flows from financing activities
Short-term credit from banking institutions, net	(10)	508
Repayment of long term loans	(5)	-
Net cash provided by (used in) financing activities	(15)	508

Effect of exchange rate changes on cash and cash equivalents	655	895
Net increase in cash and cash equivalents	5,728	6,706
Balance of cash and cash equivalents at beginning of period	46,674	60,813
Balance of cash and cash equivalents at end of period	52,402	67,519